EXHIBIT 4(B)

PARTICIPANT CERTIFICATE

Standard Insurance Company, Retirement Plans Division
1100 SW Sixth Avenue Portland OR 97204-1093 800.262.7111 Tel

Joe Smith

1234 Main Street

Anytown, OR 97207

This certificate is to inform you that you are a member under a Group Annuity Contract issued by Standard Insurance Company.

Contractowner: Generic School District #1

Group Annuity Contract No: 802000

Your Certificate No: 802000-CERT

Effective Date of Certificate: April 1, 2004

Plan Name: Generic School District #1 TSA Plan

Contributions made under this contract will be invested in a Fixed Account or in a Separate Account or both. Contributions directed to the Fixed Account will be credited with an interest rate declared at the beginning of each month. Contributions directed to the Separate Account will increase and decrease depending on investment gains and losses of the underlying funds, as set forth in the Group Annuity Contract.

ALL BENEFITS PROVIDED BY THE GROUP ANNUITY CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO THE DOLLAR AMOUNT.

Your benefits payable as an annuity, including any death benefits pursuant to this contract, will depend on your plan’s specific provisions, including the amount that you and your employer contribute. For further information on your plan’s provisions, including ERISA rights, please refer to your Summary Plan Description.

The contract provides for the payment of financial service fees equal to a percentage of the average daily net assets in the Separate Account. These fees will reduce your investment return. Assets in the Fixed Account may be subject to a withdrawal charge equal to a percentage of the amount withdrawn, based on the number of years the contract has been effective. Participant-initiated withdrawals for purposes of financial hardship, termination of employment, retirement, disability or death are not subject to a withdrawal charge, unless they are attributable to an act of the Contractowner, such as termination of the plan. In some cases a distribution fee will be deducted from your account.

The entire contract includes an Application for Retirement Plan Services, the Group Annuity Contract and attached schedules and endorsements.

PLEASE KEEP THIS CERTIFICATE

                    STANDARD INSURANCE COMPANY

/s/ Eric E. Parsons
President and Chief Executive Officer